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                                                     Rule 424(b)(3)
                                                     Registration No. 333-35557


                     TELECOMMUNICATIONS INCOME FUND XI, L.P.

                      Supplement Dated September 28, 1998
                                       to
                      Prospectus Dated December 23, 1997


The following is inserted as final paragraph on page 2 of the Prospectus Supplement dated September 11, 1998:

     The Closing Date, the date the Offering was initially to terminate, was originally December 23, 1998, the last date not later than twelve months following the effective date of the Registration Statement. However, pursuant to the Second Amended and Restated Agreement of Limited Partnership of the Partnership, the General Partner reserved the right to extend the offering period and the Closing Date for an additional 12 months. The General Partner has elected to extend the offering period and the Closing Date to December 23, 1999.